Mail Stop 6010
Via Facsimile and U.S. Mail

September 29, 2008

Mr. Michael D. Fraizer
Chairman, President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-32195**

Dear Mr. Fraizer:

We have reviewed your August 20, 2008 response to our July 24, 2008 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of investment securities, page 90

1. In responding to prior comment one, you have revised your disclosure to remove references to the use of third parties in determining fair value. The Division of Corporation Finance recently sent a letter to you and to certain public companies identifying a number of disclosure issues to consider in preparing Management's Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and

transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

2.   Additionally, regarding your revised disclosure in response to prior comment one, please disclose the dollar amount of your assets that you fair value using a) industry standard pricing methodologies, b) internally developed models and c) indicative market prices, separately for level 2 and 3 assets.

Results of Operations and Selected Financial and Operating Performance Measures by Segment, page 103

3.   Please refer to prior comment two. We acknowledge your proposed new disclosure. Please disclose the reasonably likely effect on your future financial position, results of operations and liquidity of expected increases in the loss experience on your international and U.S. Mortgage Insurance risk-in-force as they continue to mature, focusing on books of insurance written prior to 2008.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant